9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

[redacted]

03032357

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, September 19, 2003

SUPPL

Your ref.: File No. 82-5212

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

SEC MAIL PROCESSING
RECEIVED
SEP 29 2003
WASH. D.C. SECTION

Ladies and Gentlemen:

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile Gul

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

DW 9/30

PROVIMI

ON TOP OF THE FEED CHAIN

PROVIMI : NEW RUSSIAN PREMIX FACILITY

Paris/Rotterdam, 19 September 2003

Provimi (listed on the Euronext *Premier Marché* in Paris, member of SBF 120 indices, MidCAC and Next 150), a global leader in Animal Nutrition, today announced that its company Provimi Ltd (Russia) has opened a new premix facility in Azov, Russia, where it already operates a plant.

The new premix unit will manufacture products for the major species such as poultry, swine and ruminants. Products will be used by both customers and the other Russian plants of Provimi. Local production will allow Provimi to deliver quicker and to have the possibility to produce customised products. It will also help avoid delivery delays due to import restrictions.

Provimi's Russian head office is located in Moscow. Provimi operates four industrial sites in Russia: the companies Hercules near Moscow and Volosovsky near St. Petersburg, a complete feed and a premix plant in Azov and one plant near Samara. In Russia, Provimi employs about 1000 staff in total.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and had sales in 2002 of over EUR 1.5 billion. Provimi has 96 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766
Citigate First Financial, Floor van Maaren: + (31) 20 575 40 78

This press release can be downloaded from the Group's website:
http://www.Provimi.com